UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SIFY LIMITED
(FORMERLY SATYAM INFOWAY LIMITED)

(Name of Issuer)

EQUITY SHARES

(Title of Class of Securities)

804099208

(CUSIP Number)

G. Jayaraman
Vice President Corporate Affairs and Company Secretary
Satyam Computer Services Limited
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal
R.R. District - 500855
Hyderabad, Andhra Pradesh
India
Telephone (91) 405523-3505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 804099208	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): SATYAM COMPUTER SERVICES LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* NOT APPLICABLE

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
	NOT APPLICABLE	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: INDIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	NOT APPLICABLE	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON* CO

Page 3 of 5 Pages

This Amendment No. 2 amends the Schedule 13D previously filed by Satyam Computer Services Limited (“Satyam”) with the Securities and Exchange Commission on March 21, 2003 and as amended by Amendment No. 1 to Schedule 13D filed on October 3, 2003 by Satyam (as amended, the “Statement”) with respect to the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Limited, a company incorporated in India (the “Company”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 4.     Purpose of Transaction
Item 4 is hereby amended to add the following paragraph at the end of the Item:
     On November 10, 2005, Satyam completed the sale of 11,182,600 Equity Shares in a private placement through the Company’s sponsored ADS program for an aggregate purchase price of US$62.62 million in cash. The purpose of the transaction was to divest Satyam’s entire stake in the Company.
Item 5.     Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a)   The aggregate number of Equity Shares that the Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is zero.
(b)   The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of zero Equity Shares of the Company.
(c)   On November 9, 2005, Satyam offered to sell an aggregate of 11,182,600 Equity Shares, for a purchase price to be determined by the Company based on the recommendation of the Lead Manager (ICICI Securities) of the Company’s sponsored ADS program, on a private placement basis in accordance with applicable Indian law. The sale transaction was closed on November 10, 2005 at a sale price of US$5.60 per Equity Share.
(d)   Not applicable.
(e)   The Reporting Person ceased to be the beneficial owner of Equity Shares on November 10, 2005.
Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended to add the following paragraph at the end of the description under the caption “Investor Rights Agreement”:

Page 4 of 5 Pages

The Investor Rights Agreement dated October 7, 2002 entered into by the Company, Satyam, SAIF Investment Company Limited (“SAIF”) and Venture Tech Solutions Private Limited (“Venture Tech”) provided for, under certain conditions, the designation by each of Venture Tech, SAIF and Satyam of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s equity shares held by SAIF, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Person could previously have been deemed a group with Venture Tech and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of 9,859,107 shares beneficially owned by Venture Tech and SAIF. The Reporting Person had disclaimed such beneficial ownership. Effective April 19, 2005 and July 21, 2005, the rights and obligations of SAIF and Venture Tech, respectively, under the Investor Rights Agreement were terminated through mutual agreement.

Page 5 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2005	SATYAM COMPUTER SERVICES LIMITED
	By:	/s/ G. Jayaraman
		Name:	G. Jayaraman
		Title:	Vice President (Corporate Affairs) & Company Secretary